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02044914

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 2001 or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER   33-92428, 33-75574, 333-45495

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

   BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   BorgWarner Inc.
   200 South Michigan Avenue
   Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2001 and 2000 and for the year ended December 31, 2001 and Independent Auditors' Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BORGWARNER DIVERSIFIED
TRANSMISSION PRODUCTS INC., MUNCIE
PLANT RETIREMENT SAVINGS PLAN

Date: June 26, 2002   SIGNATURE   TITLE

William C. Cline   Retirement Savings Plan Committee Member

Kimberly Dickens   Retirement Savings Plan Committee Member

Regis J. Trenda   Retirement Savings Plan Committee Member

George E. Strickler   Retirement Savings Plan Committee Member

John F. Fiedler   Retirement Savings Plan Committee Member

Timothy Manganello   Retirement Savings Plan Committee Member

EXHIBIT INDEX

Exhibit Number

(23.1) Consent of Deloitte & Touche LLP

Deloitte & Touche

BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan

*Financial Statements as of
December 31, 2001 and 2000 and for the
Year Ended December 31, 2001 and
Independent Auditors' Report*

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

BorgWarner Diversified Transmission Products Inc.,
Muncie Plant Retirement Savings Plan:

We have audited the accompanying financial statements of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and for the year ended December 31, 2001, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 7, 2002

**Deloitte
Touche
Tohmatsu**

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(In Thousands)

	2001	2000
ASSETS:		
Investment in Master Trust (Notes 4 and 6)	$7,274	$7,852
Contributions receivable from the Company		16
NET ASSETS AVAILABLE FOR BENEFITS	$7,274	$7,868

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(In Thousands)

ADDITIONS TO NET ASSETS:	
Investment income (loss) from the Master Trust:	
Net unrealized/realized depreciation in fair value of investments (Note 4)	$ (848)
Interest income	12
Dividend income	235
Total investment loss	(601)
Contributions from participants	184
Contributions from the Company	124
Net transfers from other BorgWarner Inc. plans	191
Total additions	(102)
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	471
Miscellaneous expense (Note 5)	21
Total deductions	492
NET DECREASE	(594)
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	7,868
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$ 7,274

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000 AND YEAR ENDED DECEMBER 31, 2001

1. **DESCRIPTION OF PLAN**

    The following description of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General - The Plan was established on January 1, 1991 and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Diversified Transmission Products Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

    The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    In 1996, the Corporation sold the manual transmission business of the Muncie plant and, as a result, between 1997 and 2000 certain employees of the Company were laid off in accordance with union rules, resulting in a partial termination of the plan. All employees terminated as a result of this sale became fully vested in their Company contributions as of the date of their termination.

    Eligibility - Hourly employees of the Company's Muncie plant who are covered by the collective bargaining agreement between the Company and UAW Local 287 may participate in the Plan if they have attained the earlier of (i) seniority as defined in the collective bargaining agreement, or (ii) one year of vested service, provided, however, in either case, such employee was not eligible to retire as of December 31, 1990 under the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Income Program.

Participants' Accounts - The participants' accounts consist of the following:

Company Retirement Account - The Company makes the following contributions to this account based on the participants' age and years of service. No employee contributions are made to this account:

- $0.33 for each hour for which the participant receives compensation from the Company, if the participant (i) has not attained age 35 as of the preceding January 1, or (ii) has not completed 10 years of vested service;

- $0.54 for each hour for which the participant receives compensation from the Company, if the participant is (i) at least age 35, but less than age 40, as of the preceding January 1, or (ii) has completed at least 10 but less than 20 years of vested service; and

- $0.65 for each hour for which the participant receives compensation from the Company, if the participant is (i) at least age 40 as of the preceding January 1, or (ii) has completed 20 or more years of vested service.

Employee Retirement Account - Participants may voluntarily contribute from one to four percent of their compensation to this account. The Company makes contributions equal to 75 percent of participants' contributions to this account. Beginning January 1, 2002, the Company match will automatically be invested in the BorgWarner Inc. Stock Fund. Once invested, participants may transfer the Company match to any of the other investment choices.

Savings Account - Participants may voluntarily contribute from one to twelve percent of their compensation to this account. Beginning January 1, 2002, participants may contribute from one to twenty-five percent of their compensation. No Company contributions are made to this account.

Retiree Health Account - Participants who were hired or rehired on or after January 1, 1993 may voluntarily contribute from $0.05 to $0.20 per hour of their compensation to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account, limited to $500 per year.

Investment Options - Participants elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account, and Retiree Health Account in one or more of the following funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund, which are not fund elections available to participants: Barclays Mid Cap Equity Index Fund, Barclays Russell 2000 Index Fund, Barclays US Debt Index Fund, Barclays Equity Index, which are all collective trust funds; One Group Mid Cap Value Fund, The George Putnam Fund of Boston, Putnam Voyager Fund, Putnam Small Cap Value Fund, Putnam OTC Emerging Growth Fund, Putnam International Growth Fund, Putnam Vista Fund, and Global Growth Fund, which are all mutual funds; Investment Contracts Fund, BorgWarner Inc. Stock Fund, Loan Fund, and Pending Account.

The BorgWarner Inc. Stock Fund invests solely in the common stock of BorgWarner Inc. All purchases of BorgWarner Inc. stock are made on the open market.

Vesting - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

Withdrawals - While participants are actively employed, no withdrawals may be made from the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account.

Priorities Upon Termination - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

Payment of Benefits - Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in the form of installments or a lump sum.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The Investment Contracts Fund is fully benefit-responsive. The average yield for the Investment Contracts Fund was 6.75 percent for the year ended December 31, 2001. The Loan Fund is valued at cost plus accrued interest, which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Miscellaneous Expenses - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

Payment of Benefits - Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2001 and 2000.

3. TAX STATUS

The Plan obtained a determination letter, dated April 6, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently being designed and operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)	
Investment in Master Trust	$ 7,274	$ 7,852

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $848,000 as follows:

	(In thousands)
Mutual funds	$ (827)
Collective trust funds	(131)
BorgWarner Inc. Stock Fund	110
Total	$ (848)

5. RELATED-PARTY TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock, which is a permitted party-in-interest transaction. Certain Master Trust investments are shares of mutual funds and other investments managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $5,000 for the year ended December 31, 2001, and are included in miscellaneous expense.

6. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of the trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, Putnam Fiduciary Trust maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

At January 31, 2001, the Master Trust consisted of fourteen defined contribution plans sponsored by entities of BorgWarner Inc. By December 31, 2001, the number of defined contribution plans had been reduced to ten, as a result of plan mergers. The investment account of the Master Trust is valued at fair value at the end of each business day. The net gain (loss) in the account is allocated by the Trustee to

each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 1.17 percent and 1.16 percent, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2001 and 2000 and the components of investment income for the Master Trust for the year ended December 31, 2001:

	December 31	
	2001	2000
Carrying value of investments (in thousands):		
Mutual funds	$316,724	$506,096
Collective trust funds	117,702	
BorgWarner Inc. Stock Fund	51,100	47,083
Investment Contracts Fund	127,147	118,566
Loan Fund	6,242	6,905
Cash and cash equivalents	783	886
Total	$619,698	$679,536

	Year Ended December 31, 2001
Investment income (loss) (in thousands):	
Net realized/unrealized appreciation (depreciation) in fair value of investments:	
Mutual funds	$(64,718)
Collective trust funds	(12,564)
BorgWarner Inc. Stock Fund	12,826
Total net realized/unrealized appreciation (depreciation)	(64,456)
Interest income	553
Dividend income	20,780
Total	$(43,123)

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-92428, 33-75574, and 333-45495 on Form S-8 of BorgWarner Inc. of our report dated June 7, 2002, appearing in this annual report on Form 11-K of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 26, 2002



Deloitte
Touche
Tohmatsu